ANDERSON MŌRI & TOMOTSUNE
IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN


05005087

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

**File No. 82-34835**
January 7, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

File No. 82-34835



# BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

## Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 21, 2004 for the six-month period ended September 30, 2004 and sets forth the following information:

**PART ONE CORPORATE INFORMATION**

I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Substance of business
  3. Related companies
  4. Employees

II. Business operations
  1. Summary of results of operations, etc.
  2. Operating revenues
  3. Material business issues to be dealt with
  4. Contracts material to operation of business
  5. Research and development activities

III. Conditions of facilities
  1. Conditions of principal facilities
  2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
  1. Information concerning shares, etc.
    (1) Total number of shares, etc.
    (2) Stock acquisition rights, etc.
    (3) Changes in number of issued shares and share capital
    (4) Principal shareholders
    (5) Voting rights
  2. Changes in share price
  3. Officers

V. Financial condition
  1. Consolidated interim financial statements, etc.

**PART TWO INFORMATION ON THE GUARANTOR, ETC.** (not applicable)



The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

## Extraordinary Report

An Extraordinary Report regarding change in representative director, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-9 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., has been submitted to the Director of the Kanto Local Finance Bureau on December 21, 2004 through EDINET on December 21, 2004. The extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.